Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-279132

Dated May 8, 2024

ATLASSIAN CORPORATION

PRICING TERM SHEET

May 8, 2024

$500,000,000 5.250% Notes Due 2029 (the “2029 Notes”)

$500,000,000 5.500% Notes Due 2034 (the “2034 Notes”)

Issuer:	Atlassian Corporation (the “Company”)
Expected Ratings*:	Baa3 (stable) / BBB (stable) (Moody’s/S&P)

Trade Date:	May 8, 2024

Settlement Date (T+5**):	May 15, 2024

Aggregate Principal Amounts:	2029 Notes: $500,000,000
2034 Notes: $500,000,000

Net Proceeds to Issuer (before offering expenses):	2029 Notes: $494,855,000
2034 Notes: $493,340,000

Coupon Rate:	2029 Notes: 5.250% per year
2034 Notes: 5.500% per year

Interest Payment Dates:	Semi-annually on each May 15 and November 15, commencing on November 15, 2024

Maturity Date:	2029 Notes: May 15, 2029
2034 Notes: May 15, 2034

Price to Public:	2029 Notes: 99.571%
2034 Notes: 99.318%

Yield to Maturity:	2029 Notes: 5.349%
2034 Notes: 5.590%

Benchmark Treasury:	2029 Notes: 4.625% due April 30, 2029
2034 Notes: 4.000% due February 15, 2034

Benchmark Treasury Price / Yield:	2029 Notes: 100-17 ¾ / 4.499%
2034 Notes: 96-05 / 4.490%

Spread to Benchmark Treasury:	2029 Notes: 85 bps
2034 Notes: 110 bps

Optional Redemption:	Make-Whole Call:
● 2029 Notes: Prior to April 15, 2029 at T+15 bps
● 2034 Notes: Prior to February 15, 2034 at T+20 bps

Par Call:
● 2029 Notes: On or after April 15, 2029 at 100%
● 2034 Notes: On or after February 15, 2034 at 100%

Redemption on Change of Control Triggering Event:	If a change of control occurs with a subsequent ratings decline, the Company will offer to repurchase the notes at a purchase price of 101% of the aggregate principal amount of the notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

CUSIP / ISIN:	2029 Notes: 049468AA9 / US049468AA91
2034 Notes: 049468AB7 / US049468AB74

Offering Format:	SEC Registered

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	BofA Securities, Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
PNC Capital Markets LLC
Academy Securities, Inc.
Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BofA Securities, Inc., Goldman Sachs & Co. LLC or Morgan Stanley & Co. LLC can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526 or Morgan Stanley & Co. LLC at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.